News Release

May 15, 2007	SVU: TSX
N.R.2007-05

Spur Ventures Announces Record NPK Sales and Revenues
for the First Quarter of 2007

All amounts are expressed in $US unless otherwise stated Vancouver, Canada – Spur Ventures Inc. (TSX:SVU) ("Spur" or the "Company") announced today that earnings per share were ($0.01), versus ($0.00) in the first quarter of 2006.

“Spur’s working capital position remains strong” Spur’s President & CEO Dr. Robert Rennie stated. "The Company has current assets of $30 million of which $26.1 million is in capital resources made up of cash and cash equivalents of $13.7 million and short-term investments of $12.4 million. Banks loans are $892,350 versus $1,270,970 in 2006 because the Company has continued to repay its loan with the Industry & Commerce Bank of China”, Rennie continued.

Although Yichang Spur Chemicals Ltd. (YSC), the Company’s compound fertilizer facility, achieved record sales volumes, revenues and collections, electrical interruptions and significant increases in the costs of raw materials resulted in an EBITDA of ($40,365) in the three months ended March 31, 2007 compared to $132,646 in the same period in 2006.

“The first quarter is usually a period of loss for fertilizer companies operating in the northern hemisphere as inventory is built up for the spring sales season and such small differences in cash flow are to be expected” Rennie explained

Area-wide electrical interruptions in January and February resulted in NPK production decreases of 19.4% to 11,125 mt, but sales volumes were up 12.6% to 14,136 tonnes versus 12,557 tonnes in 2006. Sales revenue was $3,157,193, an increase of 11.9% from sales of $2,820,850 in the same period of 2006. Collections were $2,956.445, a 9.5% increase from the $2,700,183 collected in the first quarter of 2006. Gross profit was $127,194 versus $196,760 in the 1st quarter of 2006 due to temporary but significant increases in the prices of sulphuric acid and potash caused by rail interruptions in western Canada.

“We are renewing our focus on being a market focused and customer oriented company” Rennie said. The YSC sales team sold a new record of 7,108 mt of NPK’s in March and in April has achieved a further $7 increase in average sales price to $230/mt.

Hebei Tianren-Spur Merger

The Ministries of Commerce of Hubei Province and Hebei Province have given their approval to the merger and the submissions are now being reviewed by the Central Ministry of Commerce in Beijing. Chinese approval is anticipated to be complete by mid-year.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com

Wu Sihai Joins the Spur Board of Directors

On April 30 Spur announced that Mr. Wu Sihai, the first Chinese citizen to be elected President of the International Fertilizer Industry Association (IFA) has joined the Board of Spur Ventures.

New Website

Spur invites its investors to visit our new upgraded website at www.spur-ventures.com

Outlook

In response to strong international demand for DAP, Chinese DAP producers are exporting DAP thus increasing demand for domestic and imported MAP and NPK’s. Spur anticipates that sales volumes and revenues will increase in the second quarter but high sulphuric acid and potash prices will continue to negatively impact margins.

If market conditions remain favourable, YSC should achieve 50,000 mt of production and sales, a 20% increase over 2006.

More information can be found in the audited financial statements and the related notes and the management discussions and analysis of the period filed with Canadian regulators on SEDAR at www.sedar.com and on the company’s website: www.spur-ventures.com

Spurs intends to be the Faster Growing Integrated Supplier of Plant Nutrients for the Chinese Farmer

For further information, please contact Dr. Robert Rennie at rrennie@spur-ventures.com or Mr. Michael Kuta at 604-697-6201 (mkuta@spur-ventures.com).

This news release includes certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com